                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                    ANNUAL REPORT UNDER SECTION 15 (d) OF
                   THE SECURITIES AND EXCHANGE ACT OF 1934




For the year  ended December 31, 2000           Commission file number 000-21109





                CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
                          (Full title of the plan )





                                CUNO INCORPORATED
                              400 RESEARCH PARKWAY
                           MERIDEN, CONNECTICUT 06450
  (Name and issuer of the securities held pursuant to the plan and the address of its principal executive office)

                CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
                          AUDITED FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                                                                             Page
                                                                             ----
Report of Independent Auditors

Statements of Assets Available for Plan Benefits                               1

Statements of Changes in Assets Available for Plan Benefits                    2

Notes to Financial Statements                                                3-6

Supplemental Schedule
      Schedule H, Line 4(i) -- Schedule of Assets Held for Investment
      Purposes at Year End                                                     7

Exhibit 23 -- Consent of Independent Auditors                                  8

                         REPORT OF INDEPENDENT AUDITORS



Administrative Committee
CUNO Incorporated Savings and Retirement Plan


We have audited the accompanying statements of assets available for plan benefits of the CUNO Incorporated Savings and Retirement Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at year end as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /s/ Ernst & Young LLP

Hartford, Connecticut
June 22, 2001

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000 AND 1999



                                                  DECEMBER 31,
                                             2000           1999
                                             ----           ----
Investments:
     Mutual funds                        $20,344,094     $20,908,934
     CUNO Incorporated common stock        4,548,618       3,281,257
     Participant loans receivable            970,517         760,051
                                         -----------     -----------
                                          25,863,229      24,950,242

Receivables:
     Employer's contribution                 631,920         588,862
     Participants' contributions              40,276          47,675
                                         -----------     -----------
                                             672,196         636,537
                                         -----------     -----------
       Assets available for plan
         benefits                        $26,535,425     $25,586,779
                                         ===========     ===========



See accompanying notes.

CUNO Incorporated Savings and Retirement Plan
Statement of Changes in Assets Available for Plan Benefits
Year ended December 31, 2000 and 1999



                                                                 December 31,
                                                              2000           1999
                                                          -----------    -----------
Additions to net assets attributed to:
    Interest income                                       $    81,434    $    59,801
    Dividend income                                         1,068,152      1,091,091
                                                          -----------    -----------
                                                            1,149,586      1,150,892
    Contributions:
      Participants                                          1,963,458      1,924,000
      Employer                                                631,920        588,862
                                                          -----------    -----------
                                                            2,595,378      2,512,862
                                                          -----------    -----------
    Total Additions                                         3,744,964      3,663,754
                                                          -----------    -----------
Benefits paid to participants                              (1,570,498)    (1,670,680)
Net realized and unrealized (depreciation)
    appreciation in fair value of investments              (1,225,820)     3,128,205
                                                          -----------    -----------
Net increase in assets available for plan benefits            948,646      5,121,279

Assets available for plan benefits at beginning of year    25,586,779     20,465,500
                                                          -----------    -----------
Assets available for plan benefits at end of year         $26,535,425    $25,586,779
                                                          ===========    ===========

See accompanying notes.

                                CUNO Incorporated
                           Savings and Retirement Plan

                          Notes to Financial Statements

                                December 31, 2000

NOTE 1 -- DESCRIPTION OF PLAN

The CUNO Incorporated Savings and Retirement Plan (the "Plan") consists of a pre-tax savings program, a post-tax savings program, and an employer matching program. The Plan was adopted as of September 10, 1996. All employees of CUNO Incorporated (the "Company" or "Plan Sponsor" or "Employer") that have been credited with at least 500 hours of service within a six month period following their initial date of employment, or have completed one year of service recognized by the Plan, are eligible to participate in the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Under the pre-tax program, participants may elect to contribute up to 15 percent of their compensation, on a tax-deferred basis, to the Plan. Under the post-tax program, participants may elect to contribute up to an additional seven percent of their compensation. These contributions are made with after-tax dollars and do not receive Company matching contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes an annual discretionary matching contribution, in the form of Company common stock, that represents a percentage of the participants' pre-tax contributions. The matching percentage is applied to each participant's pre-tax contributions not exceeding 6 percent of eligible compensation.

All investment account dollars that result from employee contributions and related Plan earnings are immediately vested. Company matching contributions plus actual earnings thereon vest based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participants also become fully vested in Company matching contributions upon attainment of their normal retirement date, or upon their death or disability. If the participant's employment with the Company terminates for other reasons, and the participant elects to receive distribution of his or her account, the vested portion of his or her account is distributed to the participant and the non-vested portion of the participant's account is used to reduce the Company matching contribution. There were no non-vested assets attributed to terminated employees at December 31, 2000 or 1999.

Fully-vested amounts allocated to accounts of persons who have elected to withdraw from the Plan amounted to $2,005,809 and $1,367,812 at December 31, 2000 and 1999, respectively.

                                CUNO Incorporated
                           Savings and Retirement Plan

                  Notes to Financial Statements (continued)

NOTE 1 -- DESCRIPTION OF PLAN (CONTINUED)

The Plan provides for separate investment options in one or more funds as directed by the participants. These options include the Merrill Lynch Retirement Preservation Trust, Merrill Lynch Federal Securities Trust, Dreyfus Premier Balanced Fund, Merrill Lynch Fundamental Growth Fund, Merrill Lynch S&P 500 Index Fund, Van Kampan American Value Fund, Oppenheimer International Growth Fund, Alliance Technology Fund, Chase Vista Large Cap Equity Fund, Lord Abbett Developing Growth Fund, and the CUNO Stock Fund. The participants may change their investment alternatives semi-annually.

The Plan is administered by the Administrative Committee (the "Committee") appointed by the Company's Board of Directors. Merrill Lynch Trust Company is the Plan's trustee. The Company has the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA. The Company pays all significant administrative expenses.

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to/(from) the investment fund from/(to) the Participant Loan Fund. Loan terms range from 1-5 years, except for the purchase of a primary residence, which term may be a reasonable period of time that may exceed five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

The foregoing description of the Plan provides only general information. Additional information about the plan agreement, forfeitures, and distributions from the Plan may be obtained from the Plan Document.

                                CUNO Incorporated
                           Savings and Retirement Plan

                  Notes to Financial Statements (continued)

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments in common stock of CUNO Incorporated are carried at the closing market price on the last business day of the year. Participant loans receivable are stated at realizable value which approximates fair value.

Investments in mutual funds are carried at the fair value of their underlying net assets as determined by their respective fund managers, based primarily on market data.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents investments which represent 5% or more of the Plan's net assets:

                                                                    DECEMBER 31,
                                                                 2000           1999
                                                                 ----           ----
Merrill Lynch Fundamental Growth Fund, 333,943 and
  303,483 shares                                              $7,420,220     $7,851,102
Dreyfus Premier Balanced Fund, 257,294 and 275,086 shares      3,753,923      4,261,083
Merrill Lynch Retirement Preservation Trust,
  2,909,205 and 3,186,664 shares                               2,909,205      3,186,664
Merrill Lynch S&P 500 Index Fund, 196,762
  and 195,573 shares                                           3,183,613      3,524,230
CUNO Stock Fund, 169,649 and 158,841 shares                    4,548,618      3,281,257

                                CUNO Incorporated
                           Savings and Retirement Plan

                  Notes to Financial Statements (continued)


NOTE 4 -- INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under the applicable section of the Internal Revenue Code and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE 5 -- TRANSACTIONS WITH PARTIES-IN-INTEREST

The statements of changes in assets available for plan benefits reflect non-cash matching contributions from the Company consisting of shares of the Company's common stock. Such shares are recorded based on their fair market value.

                CUNO Incorporated Savings and Retirement Plan

 Schedule H, Line 4(i) -- Schedule of Assets Held for Investment Purposes at
                                    Year End

                                December 31, 2000


            IDENTITY OF PARTY                         DESCRIPTION OF INVESTMENT          VALUE
            -----------------                         -------------------------          -----

Merrill Lynch Retirement Preservation Trust           Units                          $  2,909,204
Merrill Lynch Federal Securities Trust                Units                               871,437
Dreyfus Premier Balanced Fund                         Units                             3,753,923
Merrill Lynch Fundamental Growth Fund                 Units                             7,420,221
Van Kampen American Value Fund                        Units                               559,450
Oppenheimer International Growth Fund                 Units                               925,179
Merrill Lynch S&P 500 Index Fund                      Units                             3,183,613
Alliance Technology Fund                              Units                               662,626
Lord Abbett Developing Growth Fund                    Units                                45,052
Chase Vista Large Cap Equity Fund                     Units                                13,389
CUNO Incorporated                                     Common stock                      4,548,618
Participant Notes                                     Loans receivable                    970,517
                                                                                     ------------
                                                                                     $ 25,863,229
                                                                                     ============


All of the above parties are considered parties-in-interest.

The cost column is not applicable because all investment programs are fully participant directed.